August 31, 2007

Via FedEx

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Assistant Director

Re: Golden Pond Healthcare, Inc.

Registration Statement on Form S-1

Filed on July 19, 2007 (File No. 333-144718)

Dear Mr. Reynolds:

Our client, Golden Pond Healthcare, Inc. ( the “Company”), has filed today with the Commission Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1.

The following responds to the Staff’s comments contained in your letter dated August 22, 2007 concerning the Registration Statement on Form S-1. The text of the Staff’s comments is set forth in italics below, followed by the response of the Company. Certain responses refer to specific pages without reference to a document; these are references to pages of the Registration Statement contained in Amendment No. 1. The information in these responses was provided to us by the Company.

Enclosed with the copy of this letter being hand-delivered to Mr. John Reynolds are four copies of Amendment No. 1, marked to show changes from the Registration Statement on Form S-1 that was filed on July 19, 2007.

General

1.	Please advise us of the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion for at least one of the listing standards on the exchange, and include a discussion of all of the quantitative standards, e.g., number of public shareholders.

John Reynolds	August 31, 2007

RESPONSE:

Standard 4 of the American Stock Exchange quantitative standards for listing is satisfied if an applicant:

(a)	has $75 million of market capitalization (or $75 million in total assets and $75 million in revenues),

(b)	has a $20 million market value of public float,

(c)	is priced at least $3 per share and

(d)	has either (1) 800 public shareholders, with 500,000 public float (shares), (2) 400 public shareholders, with 1,000,000 public float (shares) or (3) 400 public shareholders, with 500,000 public float (shares) and daily trading volume 2,000 shares.

The proposed maximum offering price for this offering is $8.00 per Unit and $125,000,000 in the aggregate (or $143,750,000 if the underwriters’ over-allotment option is exercised in full), of which $123,125,000 (or $141,125,000 if the underwriters’ over-allotment option is exercised in full) will be deposited in a trust account as an asset of the Company. The Company is offering in excess of 15 million units and the underwriters expect to sell units to more than 400 public shareholders. Accordingly, (a) the Company’s market capitalization is expected to be in excess of $75 million, (b) the Company’s public float is expected to be in excess of $20 million, (c) the units are expected to price above $3 per unit and (d) the Company expects to have more than 400 public shareholders and a public float greater than 1,000,000 (option 2).

2.	Prior to effectiveness, please have an AMEX representative call the staff, or provide a copy of the AMEX letter, to confirm that your securities have been approved for listing.

RESPONSE:

The AMEX listing application is still in process. Prior to effectiveness, we will provide you a copy of the AMEX letter or arrange for a call to you from the AMEX once the AMEX has approved the Company’s securities for listing in connection with this offering.

3.	Prior to the effectiveness also, please provide a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements.

RESPONSE:

The FINRA review is still in process. Prior to effectiveness, we will provide you with a copy of the FINRA letter or arrange for a call to you from the FINRA once the FINRA has stated that it has finished its review and has no objections regarding the underwriting arrangements.

John Reynolds	August 31, 2007

4.	The prospectus states that the company may acquire a less than 100% interest in a target company(ies), provided that the fair market value of the interest is at least equal to 80% of the company’s net assets at the time of the acquisition. See, e.g., page 22; see also the nineteenth risk factor on page 24 (management less likely to remain with merged company that is controlled by stockholders of acquired company, absent a negotiated arrangement as part of the merger). Please state whether the company would acquire a controlling interest(s) in a target company(ies). If so, please revise the disclosure to clarify whether such controlling interest could be less than a majority of the outstanding voting rights of an acquisition candidate.

RESPONSE:

The Company has revised the Registration Statement in response to the Staff’s comment. See pp. 3, 60.

5.	We note that the company may enter into a business combination with one or more international operating businesses. See, e.g., prospectus cover. Please add this disclosure/expand upon it elsewhere in the prospectus, such as in the business section. Please also include a risk factor(s) related to acquiring a company located outside the United States. For example, there may be risks in connection with laws and regulations of healthcare in a foreign jurisdiction, exchange controls that affect the import or export of capital or remittance of dividends, and withholding tax issues.

RESPONSE:

The Company has added disclosures related to the possibility of a business combination with one or more international operating businesses and added related risk factors in response to the Staff’s comment. See pp. 3, 36, 41, 61, 67. The Company has added disclosure to the effect that its primary search for acquisition targets will focus on domestic operating businesses. See pp. 1, 53.

6.

We note the discussion of the circumstances in which management may seek an operating business(es) outside its target industry. See the fourteenth risk factor on page 21. Overall, the registration statement, like the company’s name, appears to suggest that the target company will be located in the U.S. healthcare industry. See, e.g., the section concerning risks associated with that industry, pages 32-39; pages 52-53 (federal and state regulation of industry). Such disclosure could prove irrelevant to an eventual business combination. Please revise the prospectus throughout to provide more balanced disclosure. Make clear that the company is not limited to acquiring a company in any particular industry, type of business or geographic location, but instead “ha[s] virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate,” see page 21. Please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management’s expertise, along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to

John Reynolds	August 31, 2007

invest in a business that is outside of its healthcare expertise. Explain how this criterion differs from those used to evaluate healthcare businesses. The prospectus should state, among other things, whether the company will consider non-healthcare companies early in the process, if they are presented to it.

RESPONSE:

Management intends to focus on identifying acquisition candidates in the healthcare industry. Management will not initially actively seek to identify acquisition candidates in other industries, but in the event that an opportunity is presented to management in another industry, management may consider pursuing that opportunity if management concludes that it represents an attractive investment opportunity for the Company. In addition, if management is unable to identify an acquisition candidate which it deems to be attractive in the healthcare industry after having expended a reasonable amount of time and effort to identify such a candidate, management may then decide to more actively seek opportunities in other industries. However, since management has substantial expertise in the healthcare industry and has less expertise in other industries, its strong preference is that the Company will consummate a business combination with a business in the healthcare industry rather than with a business in another industry. The Company has revised the Registration Statement to provide for more detailed disclosure regarding management’s intended search process as described above. See pp. 3, 23-24, 54.

7.	We note the significant experience and involvement of various officers/directors and the special advisor in business/investment activities that are concern health insurance, pharmaceuticals and other activities related to the healthcare industry. Please provide for each individual a list of entities for which a conflict may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

RESPONSE:

As you note, each of our officers and directors is involved with various entities as described under “Management.” Entities for which a conflict may exist are set out therein. See pp. 74-76. Some investment opportunities which may present themselves to members of our management or our directors may be opportunities which such individuals would have an obligation to also present to one or more other entities with which they are involved, as disclosed in the Registration Statement. See pp. 28-29, 80. The Company anticipates that its officers and directors will consider all relevant factors in determining the appropriate manner for resolving any conflict and presenting investment opportunities, whether to the Company or to another entity.

8.	Also identify any entities for which the special advisor has a fiduciary duty to present business opportunities. We note in this regard that Dr. Wild, as an independent contractor, does not, as such, owe the company any fiduciary duties with respect to the execution of his duties. See page 70.

John Reynolds	August 31, 2007

RESPONSE:

Like our officers and directors, Dr. Wild is also involved with various entities as described under “Management.” Entities for which a conflict may exist are set out therein. See p. 76. Although as an independent contractor he does not owe the Company any fiduciary duties, in the event he is presented with investment opportunities he will consider all relevant factors in determining the appropriate manner for resolving any conflict and presenting investment opportunities, whether to the Company or to another entity.

9.	In addition, because Messrs. Wiggins, Dahl and Garcia and Drs. Young and Wild may consider the same businesses on behalf of the company and other entities with which they are affiliated, it appears appropriate to disclose and discuss all contacts and discussions currently underway that are relevant to the company and its potential target company. To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are applied. We may have further comment.

RESPONSE:

As stated in the Registration Statement, management has not identified any potential acquisition opportunities. See, e.g., pp. 23, 58-59. Management has no contacts or discussions underway with any target company or any representative or agent of any target company. The Company does not intend to pursue any such contacts or discussions until completion of the offering.

10.	We note the disclosure, and related risk factor, that the company may select a target company with which one or more of the existing officers, directors and senior advisor may be affiliated. In the event that the target company is affiliated, the company would obtain a fairness opinion. The prospectus states that the company is not currently focusing on such a transaction, but would consider such an opportunity if it were presented, without first seeking a nonaffiliated target company. See pages 25-26. Please add this disclosure elsewhere, as appropriate.

RESPONSE:

The Company has added disclosures related to the possibility of a business combination with an affiliated target company. See pp. 13, 58-59, 79.

11.	We note the 30% conversion threshold and the related sixth risk factor on page 18. Please make clear throughout the prospectus, see, e.g., page 9, that the typical conversion threshold for most blank check companies is 20%, see, e.g., page 18, and that the 30% requirement will make it easier for a business combination to be approved over stockholder dissent. Please also discuss, as appropriate, the potential effect of the 30% requirement upon the potential need to obtain additional financing to complete a business combination.

John Reynolds	August 31, 2007

RESPONSE:

The Company has added disclosures to the effect that the Company’s 30% conversion threshold is higher than the typical 20% conversion threshold. See pp. 9, 62, 85-86. The Company has revised the disclosures to discuss the potential effect of the higher conversion threshold on the potential need to obtain additional financing to complete a business combination. See pp. 62, 85-86.

12.	We note the disclosure on pages 30 and 84 concerning factors that were considered in determining the terms of the securities. Please also describe the factors that were considered in the decision to seek proceeds of approximately $125 million. For example, explain if that was the amount determined to be sufficient to complete an acquisition of the size that the company will pursue. Please discuss whether that amount was chosen because it was found to be the maximum amount that, in the view of the company and the underwriters, could be successfully received, given market conditions, the healthcare industry, the company’s management, and/or other factors.

RESPONSE:

The Company has revised the Registration Statement to respond to the Staff’s comment. See pp. 13-14.

13.	We note the disclosure on pages 26 and 73 that the company has agreed not to consummate a business combination with an entity that is affiliated with our principal stockholder, officers, directors or senior advisor unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view.

Please disclose whether the investment banking firm will be a member of the Financial Industry Regulatory Authority (FINRA). If so, please reconcile this disclosure with the statement on page 56 that the investment firm is not required to be a member of FINRA. Also disclose whether the company intends to pursue a business combination(s) with a company(ies) that is affiliated with stockholders, officers, directors and/or senior advisor. Please disclose if any such companies have been considered. Also, in the summary, please disclose the possibility of the company entering into such an affiliated transaction.

Further, please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

John Reynolds	August 31, 2007

RESPONSE:

The Company has revised these disclosures to indicate that the investment firm is required to be a member of the FINRA. As stated in the Registration Statement, management has not identified any potential acquisition opportunities, whether affiliated or nonaffiliated. See, e.g., pp. 28, 60. The Company has revised the summary to reflect the possibility of conflicts of interest in business combinations with affiliated target companies. See p. 13.

The Company has revised the Registration Statement to reflect that investment banking firms may decline to allow shareholders to rely on their fairness opinions, but that management may consider a firm’s willingness to permit shareholders to rely upon its opinion in considering such firms to engage for the purpose of obtaining a fairness opinion. See pp. 28-29, 60-61, 79.

Summary, page 1

Conversion rights for public stockholders voting to reject our initial business combination, page 9

14.	Please clarify here and in the “Conversion rights” section on page 57 the specific procedures for shareholders wishing to convert their shares. For example, explain what steps shareholders will be required to take before and after a meeting to vote on a proposed transaction, including whether you could require shareholders to tender their shares prior to the shareholder meeting.

RESPONSE:

The Company has revised these disclosures to more fully describe the steps necessary for shareholders to convert their shares, including a requirement that shareholders tender their shares prior to the shareholder meeting. See pp. 10, 63.

Lock-up of securities, page 12

15.	We note the disclosure that the shares and the insider warrants will not be transferable except upon limited exceptions. Please discuss in detail the limited exceptions in which the securities would be transferable.

RESPONSE:

The Company has revised these disclosures to specify that transfers to shareholders’ affiliated companies, spouses, children (or trusts established for their benefit) and charitable organizations are permitted transfers under the lock-up arrangements. See pp. 12-13, 83.

John Reynolds	August 31, 2007

16.	We note the transfer restrictions upon the existing stockholders, particularly Pecksland Partners, LLC. Please describe in more detail whether the transfer restrictions would apply to the membership interests in Pecksland Partners, LLC or the controlling entities of Pecksland Partners, LLC. If not, please disclose the number of members and describe the business of Pecksland Partners, LLC, along with the circumstances in which membership interests could be sold or transferred.

RESPONSE:

The Limited Liability Company Agreement for Pecksland Partners, LLC provides that other than “Permitted Transfers,” membership interests may not be transferred. “Permitted Transfers” are limited to (i) transfers of membership interests to a member’s heirs upon the death of a natural person pursuant to testament or the laws of descent and distribution, or (ii) transfers of membership interests to affiliated entities or trusts for the benefit of a member or his spouse, children or relatives, for estate planning purposes. The Company has revised the Registration Statement to make this disclosure. See p. 83.

Summary Financial Data, page 14

17.	Note (1) to your table indicates that the as adjusted column gives effect to the payment of deferred underwriting discounts of $3,750,000. Based on your disclosure of as adjusted total assets of $123,248,993 and total liabilities of $3,750,000, this does not appear to be the case. It appears that your presentation does not give effect to the payment of these costs, but includes the funds and liability related to these costs in the as adjusted amounts. Please advise or revise.

RESPONSE:

Note (1) to the table was revised to remove language which was inconsistent with the presentation.

Risk Factors, page 16

18.	In the second full risk factor on page 18, if possible, please revise to include comparison figures for blank check companies with a focus on the healthcare industry.

RESPONSE:

The Company has revised the Registration Statement to include comparison figures for blank check companies with a focus on the healthcare industry.

19.	We note the disclosure in the second full risk factor on page 24 that you expect management to remain “associated” with the company following a business combination. Please clarify how management will remain associated with the company.

John Reynolds	August 31, 2007

RESPONSE:

The Company has revised this disclosure to reflect that if management were to remain with a target company after a business combination, management expects that they would do so as executive officers, directors or advisors.

20.	We note disclosure in the second full risk factor on page 25 that all of your executive officers “may be engaged” in other business endeavors. Please describe whether the executive officers are engaged in other endeavors.

RESPONSE:

The Company has revised this disclosure to reflect that all of the Company’s executive officers are engaged in other business endeavors.

21.	The thirtieth risk factor on page 28 indicates that your existing stockholders control a substantial interest in the company. Please disclose whether the existing stockholders intend to purchase additional units or shares of common stock from the company in the offering or later private placements, or through the open market. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval.

RESPONSE:

The Company has revised this risk factor to disclose that although the Company’s existing stockholders have no present intentions to acquire additional units or shares of Company common stock in the offering, subsequent private placements or the open market, were they to do so, they would have greater influence on matters requiring stockholder approval.

Use of Proceeds, page 40

22.	In the table, please disclose the amount of administrative expenses. Also disclose whether such services will be paid to an affiliate of the company.

RESPONSE:

The Company does not expect to incur administrative expenses, except as described in the revised footnote (4) under “Use of Proceeds.”

23.	Please describe in more detail the expenses under “Working capital.”

RESPONSE:

The Company has revised the Registration Statement such that footnote (4) discloses that working capital includes administrative personnel’s salaries, utilities and similar expenses.

John Reynolds	August 31, 2007

24.	We note the expected rent expense of $280,000. Please describe, as possible, the company’s arrangement to rent office space. Please describe whether this arrangement will be entered into with an affiliate of the company.

RESPONSE:

As disclosed, the Company does not currently have a lease for office space. The Company has revised the Registration Statement to disclose that the Company has obtained a written proposal from an unaffiliated landlord to rent office space to the Company following the closing of its initial public offering. See p. 68.

Dilution, page 44

25.	We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

RESPONSE:

The Company has revised the Registration Statement to respond to the Staff’s comment.

Proposed Business, page 49

26.	Please identify the source of your healthcare industry statistics. For example, if you are relying on information from the Centers for Medicare and Medicaid Services, cite the specific report(s), author(s), and date(s) of publication. Please ensure to provide specific cites for all of your statistical disclosure.

RESPONSE:

Information on healthcare industry statistics was obtained from the website of the Centers for Medicare and Medicate Services (“CMS”). Most of the data was developed by the Office of the Actuary at CMS. Historical information included in the Registration Statement can be found at:

http://www.cms.hhs.gov/NationalHealthExpendData/downloads/highlights.pdf.

Projections for future spending can be found at:

http://www.cms.hhs.gov/NationalHealthExpendData/03_NationalHealthAccountsProjected.asp#TopOfPage

Our Competitive Advantage, page 53

27.	We note the disclosure on page 53 that, “We also expect that some businesses will view affiliation with our management as a competitive advantage in furthering their business

John Reynolds	August 31, 2007

goals.” Please explain this statement in more detail. Please explain whether management would further the business goals by remaining as management or affiliated, in another manner, with the company. Also explain how management would structure the business combination in order for them to continue with their association with the company.

RESPONSE:

The Company has revised this disclosure to include reference to management’s financial and operational expertise in the healthcare industry. As disclosed in the Registration Statement, management may remain with a target company after a business combination in the role of executive officers, directors or advisors. The Company has revised the Registration Statement to provide that while management would consider the likelihood of their potential continued roles with a target company, that likelihood would not be a major factor in evaluating potential acquisition opportunities. See pp. 26-27. Rather, management would give weight predominantly to the financial and operational attractiveness of a target company and the potential to create the greatest value for shareholders of the Company.

We have not identified a target business, page 54

28.	Please discuss whether the company, or any of its agents or affiliates, has been approached by any candidates or their representatives, with respect to a possible business combination. Also discuss whether you, or anyone on your behalf, has taken any measure, directly or indirectly, to identify or locate any suitable target business or whether you have engaged or retained any agent or other representative to identify or locate an acquisition candidate. In addition, discuss whether you, or anyone on your behalf, has conducted any research with respect to identifying the number and characteristics of potential acquisition candidates.

RESPONSE:

As stated in the Registration Statement, management has not identified any potential acquisition opportunities. In addition, management has not been approached by any target company or any representative or agent of any target company regarding any potential acquisition opportunities. The Company’s management has assembled summary information about public companies in each sector of the healthcare industry in order to be able to better understand the valuation metrics and performance of various healthcare industry sectors (e.g., bio-tech, pharma, health services and med-tech), but this research has not focused upon any individual company, either public or private.

Facilities, page 62

29.	Please discuss in more detail the arrangement in which the company expects the monthly rental expense for office space to be $11,667 per month. Also reconcile this disclosure with that in the use of proceeds section.

John Reynolds	August 31, 2007

RESPONSE:

As noted in the response to Comment 24, the Company does not have a lease for office space. The Company has revised the Registration Statement to disclose that the Company has obtained a written proposal from an unaffiliated landlord to rent office space to the Company following the closing of its initial public offering. See p. 68.

Management, page 68

30.	Under the business experience for each of the individuals listed, please include the dates of employment and describe the person’s business experience during the past five years. See Item 401(e) of Regulation S-K.

RESPONSE:

We have revised the Registration Statement to include the information required by Item 401(e) of Regulation S-K.

Financial Statements

General

31.	Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12(g) of Regulation S-X.

RESPONSE:

We are mindful of the requirements of Section 210.3-12 of Regulation S-X. The Registration Statement includes a currently dated consent from the Company’s independent registered public accounting firm.

Notes to Financial Statements

General

32.	Please revise to disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period in accordance with SAB Topic 11M.

RESPONSE:

The Notes to Financial Statements have been revised to disclose the impact that recently issued accounting standards will have on the Company when adopted in a future period.

John Reynolds	August 31, 2007

Note E- Commitments, page F-9

33.	As noted elsewhere in the registration statement, please revise to disclose your commitment relating to office space you intend to lease concurrent with the consummation of the offering.

RESPONSE:

There is no current commitment to rent office space as noted in the response to Comments 24 and 29 above. The Registration Statement has been revised to disclose that the Company has obtained a written proposal from an unaffiliated landlord.

Exhibits

34.	Please file the remaining exhibits in the next amendment.

RESPONSE:

We intend to file all remaining exhibits prior to making any request that the Registration Statement be permitted to go effective.

* * *

John Reynolds	August 31, 2007

Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-7190 or Emanuel S. Cherney at (212) 836-7061 with any further comments or questions you may have.

Sincerely,

William Lonergan